SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-8044

Hunt Corporation

(Exact name of registrant as specified in its charter)

One Commerce Square; 2005 Market Street; Philadelphia, PA 19103

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1) (ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2) (i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2) (ii)	☐	Rule 12h-3(b)(2)(ii)	☐

Approximate number of holders of record
as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Hunt Corporation has caused this certification/notice to signed on its behalf by the undersigned duly authorized person.

Hunt Corporation

Date: December 20, 2002	By:	/s/ Bradley P. Johnson
		Name:	Bradley P. Johnson
		Title:	President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.